UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2020.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Santiago, Chile, August 25, 2020 – The Board of Directors of Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-A, SQM-B), agreed today to propose the distribution and payment of a special dividend (“dividendo eventual”) equivalent to US$0.37994 per share at an extraordinary shareholders' meeting on September 29, 2020, or a different replacement date if it cannot be held then for reasons established in article 113 of the Chilean Securities Market Regulations, hereinafter the “Extraordinary Shareholders Meeting”). This dividend will be charged to SQM’s retained earnings.

Furthermore, and subject to the approval of the distribution and payment of the special dividend in the Extraordinary Shareholders Meeting, the Board agreed to modify the 2020 dividend policy which was previously agreed on at a Board meeting held on March 25, 2020 and that was informed to the shareholders at the Annual General Shareholders’ meeting held on April 23, 2020 as follows:

a)	Distribute and pay to the corresponding shareholders, a percentage of the net income that shall be determined per the following financial parameters as a final dividend (dividendo definitivo):

(i)	100% of the 2020 net income, when the following financial parameters are met: (a) that the total current assets, divided by the total current financial liabilities is equal to or greater than 2.5 times, and (b) the sum of the total current liabilities and total non-current liabilities, excluding both cash and cash equivalents and other current financial assets, divided by the total equity is equal to or less than 0.8 times.

(ii)	80% of the 2020 net income, when the following financial parameters are met: (a) that the total current assets, divided by the total sum of the total current financial liabilities is equal to or greater than 2.0 times, and (b) the total sum of the current liabilities and total non-current liabilities, excluding both cash and cash equivalents and other current financial assets divided by the total equity is equal to or less than 0.9 times.

(iii)	60% of the 2020 net income, when the following financial parameters are met: (a) that the total current assets, divided by the total sum of the total current financial liabilities is equal to or greater than 1.5 times, and (b) the total sum of the current liabilities and total non-current liabilities, excluding both cash and cash equivalents and other current financial assets divided by the total equity is equal to or less than 1.0 times.

(iv)	If none of the foregoing financial parameters are met, the Company shall distribute and pay 50% of the 2020 net income in favor of the respective shareholders as a final dividend.

b)	Distribute and pay only one interim dividend during 2020, which will be charged against the aforementioned final dividend and that will be charged to the retained earnings reflected in the consolidated financial statements as of March 31, 2020, the percentage distributed shall be determined per the financial parameters expressed in letter a) above.

It is recorded that on May 19, 2020 the Company's Board of Directors agreed to distribute and pay an interim dividend equivalent to US$0.17092 per share, charged to the Company's 2020 retained earnings. Said amount was paid in its equivalent in Chilean pesos according to the official exchange rate on May 29, 2020 (the “Interim Dividend”).

c)	The Board of Directors will not approve the payment of other interim dividends charged against the 2020 net income.

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d)	At the ordinary general shareholders’ meeting that will be held in 2021, the Board of Directors shall propose a final dividend pursuant to the percentages in financial parameters described in in letter a) above discounting the Special Dividend and Interim Dividend. If the amount is equal to or less than the amount of the sum of the Special Dividend and the Interim Dividend, then no additional amount will be distributed and the Interim Dividend will be understood to be paid as a definitive dividend. In any case, the final dividend may not be less than the mandatory minimum dividend that corresponds in accordance with Chilean law or the Company bylaws.

e)	If there is an excess of net income in 2020, this may be retained and assigned or allocated for financing its own operations, to one or more investment projects of the Company, notwithstanding a future distribution of special dividends (dividendos eventuales) charged to the retained earnings previously approved at the shareholders’ meeting, or the possible and future capitalization of all or part of the latter.

f)	The payment of additional dividends (dividendos adicionales) is not considered.

It is expressly stated that the dividend policy described above corresponds to the intention of the Board of Directors, and the compliance of it shall depend on the net income that the Company ultimately obtains, as well as the results of projections that could periodically impact the Company, or to the existence of determined conditions that may affect it, as applicable. If the dividend policy exposed by the Board of Directors suffers a substantial change, the Company must communicate it as an essential fact (hecho esencial).

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About SQM

SQM is a global company that is listed on the New York Stock Exchange and the Santiago Stock Exchange (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A). SQM develops and produces diverse products for several industries essential for human progress, such as health, nutrition, renewable energy and technology through innovation and technological development. We aim to maintain our leading world position in the lithium, potassium nitrate, iodine and thermo-solar salts markets by:

•	Ensuring access to the best assets related to our current business lines by expanding our global presence;
•	Actively searching for attractive minerals allowing us diversification opportunities to replicate and expand our existing mining capacities;
•	Strengthening our operational, logistical and commercial excellence process from beginning to end, while looking to be a cost leader; and
•	Maintaining a conservative financial policy which allows us to successfully endure economic cycles that could impact the markets in which we sell.

We are a company built and managed by a culture based on excellence, safety, sustainability and integrity. We work every day to expand this culture through the attraction, retention and development of talent as well encouraging an inclusive and diverse work environment ensuring the unique knowledge and innovation needed to sustain our business. We strive for safe and accident-free operations by promoting conduct that favors the physical safety and psychological well-being of everyone who works directly and indirectly with the Company.

We position ourselves as leaders in sustainability and work to create a “green” image through the constant efforts to responsibly manage natural resources, care for the environment, form close and trusting relationships with our neighboring communities and through the creation of value. Within these communities, we support projects and activities with a focus on education, business development, and protection of the environment and historical heritage. We create value for our clients through established commercial models and the production and development of differentiated products that respond to their industry and market specific needs, constantly creating and providing a sustainable improvement in the quality of life. We will continue to create value for all of our stakeholders through responsible management of natural resources, sustainable expansion projects and improvement of our existing operations, with a focus on minimizing our environmental impacts by reducing our carbon, energy and water footprints and working together with our shareholders, employees, customers, suppliers and communities.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien 56-2-24252074 / kelly.obrien@sqm.com

Irina Axenova 56-2-24252280 / irina.axenova@sqm.com

For media inquiries, contact:

Maria Ignacia Lopez / ignacia.lopez@sqm.com

Pablo Pisani / pablo.pisani@sqm.com

Tamara Rebolledo / tamara.rebolledo@sqm.com  (Northern Region)

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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, specifically the most recent annual report on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Registrant)

Date: August 25, 2020	/s/ Gerardo Illanes

By: Gerardo Illanes

CFO

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.